SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

110-130 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 20, 2015
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

Withdrawal of Major Affiliated Company

1. Details of the Affiliated Company	Name of the Company		KT Capital Corporation
	President of the Company		WhaJoon Cho
	Main business		Lease and Corporate loan
	Details of Financial status in recent year (KRW million)	Total Asset		2,038,263
		Total Liability		1,759,641
		Total Equity		278,622
		Paid-in capital		138,277
2. Parent Company’s stake in the Affiliated Company	Before Withdrawal	Number of Shares		23,117,748
		Share Ownership(%)		83.59
	After Withdrawal	Number of Shares		—
		Share Ownership(%)		—
3. The Affiliated Company’s Asset as a percentage of KT Consolidated Total Asset	Before Withdrawal	KT Consolidated Total Asset(KRW million)		33,775,502
		The Percentage of The Affiliated Company’s Asset(%)		6.0
	After Withdrawal	KT Consolidated Total Asset(KRW million)		33,775,502
		The Percentage of The Affiliated Company’s Asset(%)		—
4. Number of Major Affiliated Company	Before Withdrawal			3
	After Withdrawal			2
5. Reason for Withdrawal			Sale of Shares
6. Withdrawal Date			2015-08-20
7. Date of Board Resolution			2015-06-30
- Attendance of Outside Directors		Present		7
		Absent		1
- Attendance of Audit Committee Members			Present
8. Others			a. Above item.6 (withdrawal date) is when KT receives the full proceeds.
			Related Filing	2015-08-20 Form 6-K/A